MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ending

December 31, 2007

Augusta Resource Corporation

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (the “Company”, “Augusta”, “we”, “us”, “our”) should be read in conjunction with the accompanying audited Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2007 and with the audited Consolidated Financial Statements for the year ended December 31, 2006, all of which are available at the SEDAR website at www.sedar.com. This MD&A report is current as at February 29, 2008.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in Canadian dollars unless otherwise indicated. To expand the shareholder base of Augusta, the Company on August 10, 2006, graduated to the senior Canadian exchange, the Toronto Stock Exchange (“TSX”) under the symbol AZC and on November 30, 2006, the Company listed on the American Stock Exchange (“AMEX”) also under the symbol AZC. As a requirement of the AMEX listing the Company must prepare a reconciliation between Canadian and United States (“US”) GAAP which is included in the audited Consolidated Financial Statements (Note 17).

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the US. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made, while considering the risks set forth below under the section Risks and uncertainties.

Description of Business

We are engaged in the exploration and development of mineral properties located in Pima County, Arizona and White Pine County, Nevada. Our properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends entirely on equity and debt capital to finance its activities.

The Company has entered into a definitive agreement for the sale of the common shares of DHI Minerals Ltd (“DHI Minerals“) whose wholly owned subsidiary DHI Minerals (US) Ltd. (“DHI Minerals US”) holds the ownership/option interests in the mining properties in White Pine County, Nevada.

Overview of Performance

Property in Pima County, Arizona

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont Ranch in Pima County, Arizona, subject to a 3% Net Smelter Royalty (“NSR”). The property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares) is approximately 50 kilometers southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). The property contains three known potentially open-pit mine-able copper/molybdenum/silver (“Cu-Mo-Ag”) skarn deposits on patented mining claims.

The Option Agreement required the cash payment of US$20,800,000 payable over a three-year period. After making the initial payment of $8,439,226 (US$6,666,666) in June 2005, the Company completed the remaining payments, after a reduction for early payment provisions of approximately $470,000, of $16,114,985 (US$ 13,733,582) on March 31, 2006 and thereby acquired a 100% working interest in the property subject to the 3% NSR.

In August 2006, the Company commenced the feasibility study on Rosemont with M3 Engineering and Technology Corporation of Tucson, Arizona being awarded the contract after a due bid and selection process. To lead the project internally, the Company appointed Mr. Lance Newman as VP, Project Development and Mr. Mark Stevens as Chief Project Geologist. Both Mr. Newman and Mr. Stevens are seasoned members of the team with proven track records in project development and operations.

The Company delivered the 2007 Rosemont Deposit Mineral Resource Estimate during the first quarter of 2007. The updated resource estimate reports 5.7 billion pounds (“lbs”) of copper and 157 million lbs of molybdenum in measured and indicated resources, and 1.5 billion lbs of copper and 23 million lbs of molybdenum in inferred resources. The estimate also includes a new silver resource for the deposit, which quantifies approximately 66.5 million ounces (“oz”) of silver in measured and indicated resources and 9.3 million oz of silver in inferred resources.

The updated resource statement comes after completing a 20,000-meter infill drill program at Rosemont in 2006, which was focused on upgrading the sulfide copper-molybdenum resource (543.1 M tons at 0.75% Cu equivalent at a 0.2% Cu cutoff) and quantifying a new silver resource (543.1 M tons at 0.12 Ag oz/ton at a 0.2% Cu cutoff). In addition the Company conducted a re-

assay program of historic drilling, which was combined with new drilling to quantify a surface oxide copper resource (74.5 M tons at 0.20% Cu equivalent at a 0.1% Cu cutoff).

Water conservation is one of the most important components of the Company’s plan to operate the Rosemont Copper project. By the end of 2007, a total of 15,000 acre feet of water delivered by the Central Arizona Project (“CAP”) has been stored in the Tucson active management area basin, bringing the level stored for Rosemont Copper to a three-year operating supply.

On July 12, 2007 the Company formally filed the Mine Plan of Operations (“MPO”) with the United States Forest Service. The detailed plan for Augusta’s Rosemont Copper project includes progressive design, conservation and sustainability initiatives. Once approved, the final Rosemont MPO becomes a binding document that assures the MPO’s commitments, including reclamation and closure funding guarantees. Highlights of the plan include:

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Significant Economic Benefits – The Rosemont Copper project will produce more than 230 million pounds of copper per year, along with significant amounts of molybdenum and silver. Rosemont Copper alone will produce 10 percent of the entire U.S. copper production for 20 years. About 500 high-paying direct jobs, as well as at least 1,000 indirect jobs will be created, adding over $500 million in local payroll over the mine life and $1.4 billion in goods and services, in addition to local, state, and federal tax revenue.

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Water Conservation – The Rosemont design avoids impacts to the Davidson Canyon and Cienega Creek watershed. CAP water is already being purchased and stored in advance. Rosemont will add to the local aquifer more water than it will use, leaving a five-percent net water gain in the community. In addition, new water conservation and recycling techniques at Rosemont will save 50 to 60 percent of the total water used in traditional mining.

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Concurrent Reclamation – Reclamation will begin within the first year of mine operation and will feature state-of-the-art practices. They include greenhouse studies for optimum revegetation, cattle use to prepare the seedbed for replanting, and construction of perimeter buttresses to stabilize soil and shield visual impact from state highway SH 83. Only a small portion of the final pit configuration will be visible from the highway.

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Community Conservation – At the end of the estimated 20 years of production, Rosemont Copper will leave open space and conservation easements to the community in perpetuity. In addition, the project will endow funds to support local projects for generations to come.

Feasibility Study

On August 28, 2007, the Company announced the Board approved results of the Bankable Feasibility Study (“FS”) as a low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves, respectively.

Highlights of the FS include:

	Commodity Pricing
	Case 1 ($ millions)	Case 2 ($ millions)	Case 3 ($ millions)
NPV 0%	5,116.6	4,468.1	2,100.6
NPV 5%	2,544.4	2,182.9	996.8
NPV 10%	1,312.2	1,093.4	459.2
IRR	30.2%	27.4%	20.9%
Payback Years	2.9	3.2	3.0

*Note NPV is quoted after taxes and royalties.

Case 1 – 60/40 Weighted Average Pricing: M3 uses weighted average metal prices for NI-43-101 reporting purposes, reflecting 60% on three-year historical prices and 40% on two-year forward market prices. These values are $2.61 per pound (lb)Cu, $31.06/lb Mo, $11.37 per ounce (oz) Ag, and $600.20/oz gold (Au).

Case 2 – 36-Month Historical Pricing: For SEC reporting requirements, 36-month trailing average pricing was used at $2.38/lb Cu, $30.47/lb Mo, $9.85/oz Ag, and $536.66/oz Au.

Case 3 – Long Term Metal Pricing: Long-term metal prices were established using the 24-month forward prices for the first year trending down to long term fixed prices of $1.50/lb Cu, $15.00/lb Mo, and $10.00/oz Ag and $600.00/oz Au over the next four years.

Annual revenue is determined by applying estimated metal prices to the annual payable metal estimated for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. The financial evaluation presents the determination of the net present value (“NPV”) after tax, payback period (time in years after production commences to recapture the initial capital investment), and the internal rate of return (“IRR”) for the project. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures, production costs and sales revenue. The sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit.

The total capital of new construction (includes all direct and indirect costs), for a 75,000 ton per day (“TPD”) open pit mine and sulfide copper concentrator plant with a heap leach SX-EW plant for the treatment of oxide copper mineral reserve, is estimated to be $782.4 million, excluding $15.4 million for spare parts allocated to working capital. All capital costs are estimated to an accuracy of +/- 15%.

Qualified Person
The FS and NI 43-101 Technical Report were prepared by an integrated engineering team led by M3 Engineering & Technology Corporation of Tucson, Arizona as the primary author of the Technical Report. The Technical Report was conducted under the overall review of Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation of Tucson, Arizona, an independent Qualified Person under the standards set forth under NI 43-101. Augusta also retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont mineral resources as a part of the NI 43-101 Technical Report. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

Permitting
Using the MPO as a basis for permitting, Augusta will now move through the National Environmental Policy Act (“NEPA”) permitting process, whereby the US Forest Service initiates an Environmental Impact Statement (“EIS”) and public review process. The company continues to work with local interests to address relevant factual concerns and issues as part of the NEPA process.

Financing
The Company delivered on its corporate objective to secure funding raising, in June 2007, $37,519,394 through a non-brokered private placement (the “Placement”) for 10,719,827 common shares at a price of $3.50 per share, representing an approximate $0.90 per share premium over the then trading price per share. The Placement was 71% (7,600,000) subscribed by Sumitomo Corporation and Sumitomo Corporation of America (“Sumitomo”), and 29% (3,119,827) subscribed by two funds managed by US private investment firm Harbinger Capital

Partners (“Harbinger”). The closing of the placement resulted in Sumitomo holding an 8.7% interest and Harbinger holding 19.9% (up from 18.6%) in Augusta.

On December 20, 2007 the Company announced that it had entered into a binding letter agreement and term sheet with Silver Wheaton Corp. (“Silver Wheaton”) to sell between 45% and 90% of the silver production from the Rosemont property. Subject to the finalization of the transaction, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging from US$135 million to US$320 million. The Company is required to elect the percentage of silver production sold on or before March 31, 2008, but in any event will satisfy approximately 16% to 38% of total capital requirements for the project by sacrificing only 2% to 5% of the total project revenue. In addition to finalizing such a favourable agreement with a market leader in the silver industry, this innovative transaction serves to greatly minimize any further equity dilution for our shareholders in conjunction with subsequent financing of the Rosemont Copper project.

To December 31, 2007 expenditures related to the Rosemont mineral property and for the purchase of land to be used in the implementation of Augusta’s water strategy, totalled $28,798,566 and deferred development expenditures totalled $28,247,858, of which $2,817,629 was incurred in the fourth quarter, $3,205,716 during the third quarter, $3,895,761 during the second quarter and $2,857,073 during the first quarter.

Objectives for 2008
Augusta is focusing on three main objectives for 2008 for the Rosemont Copper project.. For permitting, we are targeting the completion of the public scoping and submitting all state and federal permit applications as we prepare a draft Environmental Impact Statement. For financing, we plan to finalize the silver-backed financing agreement with Silver Wheaton and identify the remaining financial components of our strategy. For operations, we will award the EPCM contract in order to commence design engineering, and also intend to secure more orders for long lead equipment. In concert with these main objectives, we will continue new exploration work on the Rosemont property to expand the current open pit reserve and define new resources.

Properties in White Pine County, Nevada

In November 2007, the Company completed a definitive agreement with Ivana Ventures Ltd. (“Ivana”) for the sale of its interest in DHI Minerals, subject to regulatory approval. DHI Minerals’ wholly owned subsidiary DHI Minerals US holds the ownership/option interests in the Mount Hamilton, Shell and Monte Cristo properties. As a result of the pending sale, these assets have been reclassified as discontinued operations.

Mount Hamilton Property

On December 2, 2004, the Company announced the signing of an agreement to acquire a 100% interest in the Mount Hamilton gold property. Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high-grade vein style mineralization.

The Company purchased the Mount Hamilton property by purchasing, effective May 6, 2005, 100% of the shares of DHI Minerals, which owned 100% of DHI Minerals US, holder of the property. The terms of the acquisition include the payment of US$3,000,000 payable in cash over two years (net present value of $3,103,438, based on an annual discount rate of 15%), 3,750,000 common shares at US$0.16 ($0.19) per share, fair market value at the date of the transaction of $720,000 and 3,750,000 warrants to purchase common shares with an exercise price of US$0.16 per share for a period of two years, fair market value at the date of the transaction of $465,163.

The entire purchase consideration of $6,537,601, including a deferred tax provision of $2,200,000 and finders fees valued at $49,000, was allocated to the mining property acquired.

Under the terms of the acquisition the Company assumed the underlying NSR and minimum advance royalty payments payable prior to commercial production of US$100,000 per annum commencing on November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to US$300,000 per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than US$400 per ounce. The NSR shall increase by one half of one percent for each US$50 increment to a maximum of 8% NSR.

As of the end of 2007, at the Mount Hamilton property, mineral property expenditures totaled $6,900,058 and deferred development expenditures on engineering and geological work programs were $413,697.

Shell and Monte Cristo Properties

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell property. Formal agreements were entered into effective March 20, 2006. The Shell property, located near the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The property is subject to an underlying NSR ranging from 0.5% - 4.5%, for cash payment of US$120,000, and annual advance royalty payments commencing at US$80,000 on first anniversary increasing by US$20,000 per year until production commences. Through December 31, 2007 a total of $334,422 (US$300,000) has been capitalized.

In January 2007, the Company entered into an option agreement to acquire the Monte Cristo property, adjacent to the Mount Hamilton and Shell properties. The agreement requires an annual payment of US$25,000, so long as the option is unexercised, to acquire the property for US$240,000 (with any annual payments credited against the purchase price) plus the granting of a 1.5% NSR which royalty is subject to a buyout for US$450,000 at any time prior to February 1, 2013. As at December 31, 2007, $29,535 (US$25,000) had been capitalized.

Expenditures totaling $804,296, on engineering and geological work programs at the Shell and Monte Cristo properties, have been capitalized to December 31, 2007.

As at December 31, 2007, the Company’s capitalized costs on its mining assets were as follows:

	Mineral Properties Cost		Deferred Development Expenses
	December 31	December 31	December 31	December 31
Mineral Properties and Deferred Development	2007	2006	2007	2006
Rosemont,Sanrita and Dawson properties	$28,798,566	$25,017,429	$28,247,858	$15,471,679

Mineral properties:	2007	2006
Balance, beginning of period	$25,017,429	$8,586,847
Acquisition costs	3,781,137	16,701,817
Lone Mountain cost adjustment	-	(24,993)
Write-offs	-	(246,242)
Balance, December 31, 2007 and 2006	28,798,566	25,017,429

Deferred development:
Balance, beginning of period	15,471,679	2,880,228
Work program expenditures (1)	12,776,179	12,654,759
Write-offs	-	(63,308)
Balance, December 31, 2007 and 2006	28,247,858	15,471,679

Total Mineral Properties and Deferred Development	$57,046,424	$40,489,108

(1)	Includes geological, engineering and environmental work programs designed to advance the development of the mineral properties.

The Company regularly reviews the carrying values of its mineral properties and deferred development expenditures with a view to assessing whether there has been any impairment in value. As at December 31, 2007 for the Rosemont property this review concluded that no impairment in carrying value was warranted.

For the mining assets in White Pine County, Nevada, which are subject to the definitive sale agreement with Ivana, a net after tax write-down of $1.2 million was recorded as the net book value of the net discontinued assets exceeded the anticipated proceeds.

Results of Operations

Comparison of the year ending December 31, 2007 and 2006

	2007	2006	Change

Expenses
Salaries,benefits and bonuses	$1,910,154	$1,790,615	$(119,539)
Stock based compensation	1,759,715	1,679,534	(80,181)
Legal fees	889,864	112,413	(777,451)
Exploration expense	317,279	-	(317,279)
Travel	306,579	303,402	(3,177)
Investor relations	279,493	230,157	(49,336)
Consulting and communication	258,377	118,252	(140,125)
Other expenses (net)	239,085	215,268	(23,817)
Filing and regulatory	191,279	234,730	43,451
Office and sundry	133,979	28,184	(105,795)
Insurance	117,662	80,254	(37,408)
Accounting and audit	83,335	159,352	76,017
Directors fees	61,519	22,807	(38,712)
Rent	51,159	65,661	14,502
Amortization	34,678	8,053	(26,625)
Recruitment fees	33,477	37,275	3,798
Fiscal and advisory services	27,007	31,402	4,395
Administration	-	17,500	17,500
Write-off of mining assets	-	309,550	309,550

Loss from operations	(6,694,641)	(5,444,409)	(1,250,232)
Interest and other income	793,464	631,509	161,955
Debt issuance costs	-	(272,796)	272,796
Foreign exchange (loss) gain	(231,176)	63,795	294,971
Interest and finance charges	(176,822)	(801,338)	624,516

Loss from continuing operations	(6,309,175)	(5,823,239)	(485,936)
Loss from discontinued operations, net of tax	(1,670,661)	(836,352)	(834,309)

Net Loss	$(7,979,836)	$(6,659,591)	$(1,320,245)

Loss from operations for the year ending December 31, 2007 was $6,694,641, an increase of $1,250,232 from 2006. The net loss for 2007 was $7,979,836 an increase of $1,320,245 from the prior year. Both increased loss amounts reflect a higher level of corporate and project development activity that the Company has undertaken over the past couple years as well as legal costs related to the ASARCO litigation defense. An additional loss of $1,200,000, net of tax, was recorded in 2007 for the discontinued operations following the assessment of an asset impairment based on the anticipated proceeds from the sale to Ivana.

Salaries and benefits have increased $119,539 reflecting the full staff complement for the year as compared to 2006 when senior employees were hired in the later half of the year. The Vancouver employees also have responsibilities with other publicly traded unrelated companies, which results in a sharing of common costs including salaries based on time spent.

The stock based compensation expense increased by $80,181 due to the number and fair value of options granted during the year and the vesting pattern of the underlying stock options that gave rise to the compensation expense resulting in fluctuations in this expense on an annual basis.

The increase in legal expenses of $777,451 is attributable to the litigation expense associated with the Company defending the Rosemont property ownership challenged by the ASARCO creditors.

With the completion of the feasibility study, the Company initiated an exploration program designed to identify additional resource near the Rosemont deposit. During the six-months ended December 31, 2007, the Company incurred $317,279 on exploration expense.

The Company actively targeted the US retail investor group this year through radio, television and webcast forums increasing investor relations expense by $49,336 over the prior year. The increased exposure to the market resulted in additional coverage from three new institutional research analysts.

Consulting and communication increased $140,125 during the year primarily from consulting expenses associated with the on-going SOX 404 process review, outsourcing tax planning and compliance and professional services obtained to review compensation levels specific to key groups within the organization.

Other expenses (net) reflect the cost of operating and maintaining working ranches acquired with the acquisition of the Rosemont property. Operating costs include the full year salaries of the Ranch manager and Ranch hand both staffed mid-year in 2006. The full year employment accounts for the increase in other expenses of $23,817 during the current year.

Filing and regulatory expenses in 2006 were $43,451 higher than the current year due to the additional expenses associated with the initial listing on the Toronto and American Stock Exchanges.

Increased operating expenses for telecommunications, automobile expenses and professional memberships associated with the increase in the number of employees and corporate activity contributed to the increase of $105,795 in office and sundry expense over the prior year.

Increased insurance coverage for Directors’ and Officers accounts for the $37,408 increase during the year.

Accounting and audit decreased by $76,017 due to the timing of services provided.

The Vancouver office shares space with other publicly traded unrelated companies resulting in a decrease in the rent expense of $14,502.

Amortization expense increased $26,625 reflecting the increased investment made in capital assets during the year.

During 2006 the Company determined, after completion of a geological assessment, that it would not complete the option agreement to purchase the Lone Mountain property in New Mexico. As a result capitalized costs totaling $309,550 were written-off in the second quarter of 2006.

The increase in interest income to $161,955 during the period resulted from increased bank balances from equity funds raised during the period and the investment of these funds in short term investments.

Debt issue costs of $272,796 recorded in 2006 relate to costs incurred on the issuance of the convertible debenture in June 2005, one-half of which was repaid on December 1, 2005 ($3,000,000) and the remainder on June 1, 2006.

The foreign exchange loss of $231,176 reflects the exchange loss realized on the US dollar marketable investment acquired in September 2007 partially offset by gains recognized on US dollar denominated liabilities, primarily the promissory note issued on the acquisition of the land purchased in February 2007.

Interest and finance charges to December 31, 2007 are $176,822 compared with $801,338 in the prior year. In 2007 the Company entered into an agreement for the purchase of land for a water-well field and pump station. The purchase agreement included the assumption of a promissory note bearing 8% interest. At December 31, 2007 the Company recorded $161,642 interest expense on the promissory note and $15,080 of bank charges and interest. The 2006 amount is comprised of $795,968 of accretion interest on the convertible debenture, which was repaid on June 1, 2006, and $5,370 of bank charges and interest.

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ivana respecting the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the transaction is subject to regulatory approvals; the Company reclassified the consolidated results of DHI Minerals to discontinued operations. As the fair value of the compensation recorded is less than the net book value of the assets being sold, at the 2007-year end, the Company recorded, net of tax of $400,000, an asset impairment totalling $1,200,000.

Comparison of the year ending December 31, 2006 and 2005

	2006	2005	Change

Expenses
Salaries,benefits and bonuses	$1,790,615	$585,418	$(1,205,197)
Stock based compensation	1,679,534	1,039,794	(639,740)
Write-off of mining assets	309,550	251,501	(58,049)
Travel	303,402	74,672	(228,730)
Filing and regulatory	234,730	109,561	(125,169)
Investor relations	230,157	69,308	(160,849)
Other expenses (net)	215,268	(8,847)	(224,115)
Accounting and audit	159,352	20,000	(139,352)
Consulting and communication	118,252	53,379	(64,873)
Legal fees	112,413	16,883	(95,530)
Insurance	80,254	-	(80,254)
Rent	65,661	53,670	(11,991)
Recruitment fees	37,275	45,174	7,899
Fiscal and advisory services	31,402	33,497	2,095
Office and sundry	28,184	197,081	168,897
Directors fees	22,807	-	(22,807)
Administration	17,500	30,000	12,500
Amortization	8,053	-	(8,053)
Loss from operations	(5,444,409)	(2,571,091)	(2,873,318)
Interest and other income	631,509	57,433	574,076
Debt issuance costs	(272,796)	(325,628)	52,832
Loss on repayment of debenture	-	(390,000)	390,000
Foreign exchange (loss) gain	63,795	23,643	(40,152)
Interest and finance charges	(801,338)	(1,996,415)	1,195,077
Loss from continuing operations	(5,823,239)	(5,202,058)	(621,181)
Loss from discontinued operations, net of tax	(836,352)	(135,779)	(700,573)

Net Loss	$(6,659,591)	$(5,337,837)	$(1,321,754)

Loss from operations for the year ending December 31, 2006 was $5,444,409, an increase of $2,873,318 from 2005. The net loss for 2006 was $6,659,591, an increase of $1,321,754 from the prior year. Both increased loss amounts reflect the increased corporate and project development activity that the Company has undertaken over the past couple years.

Specifically the increase in salaries and benefits reflects the hiring of three senior employees in 2005 and the hiring of seven employees in 2006 five of which were senior, these personnel increases effectively quadrupled the employee base of the Company over the two-year period. The 2006 amounts also include bonuses. The 2005 hires were for a new President & CEO, VP Exploration and VP Projects and Environment. These positions are all based in Colorado. Gil Clausen, the President & CEO and Mike Clarke, VP Exploration commenced their engagements in April 2005. In September 2005 James Sturgess, VP Projects and Environment was hired. An administrative/secretarial person has also been engaged for this office. In August 2006, both Marlo Hamer-Jackson, Manager Investor Relations and Corporate Communications and Tracey Brix-Nielsen, Controller were added to the management team in Vancouver with Bruce Nicol, Senior VP and Chief Financial Officer, joining in September. Lance Newman VP, Project Development and Mr. Mark Stevens, Chief Project Geologist also joined the Denver office in August 2006. The Vancouver employees also have responsibilities with other publicly traded companies, which results in a sharing of common costs including salaries.

The stock based compensation expense at $1,679,534 reflects the pro-rata expense for the issue of 1,885,000 stock options to corporate directors, officers and employees in 2006 as well as the pro-rata expense for the issue of stock options in 2005 and 2004. The fair value determination was effected by the share price volatility and overall increase in the share price over the two-year period.

During 2006 the Company determined, after completion of a geological assessment, that it would not complete the option agreement to purchase the Lone Mountain property in New Mexico. As a result capitalized costs totalling $309,550 were written-off in the second quarter. In 2005 the Company wrote-off the capitalized costs related to the Coronation Diamond District properties in Nunavut, Canada resulting in $251,501 being charged to the statement of operations for the year.

Reflecting the increase in the number of employees as well as corporate and operational activity in general, a number of the expense categories increased. These include travel as well as, filing and regulatory, accounting and audit, consulting and communications, legal fees and fiscal and advisory services in support of the TSX and AMEX listings, increased disclosure and accounting and reporting complexities (as a result of the listings and increased corporate activity) and for investor relations a concerted effort to actively market the Company to institutional and other shareholders and potential shareholders.

Other expenses capture operational net expenditures pertaining to the working ranch acquired with the acquisition of the Rosemont property.

During 2006 the Company incurred $80,254 for insurance expense for Director’s and Officer’s insurance coverage along with liability coverage for the Rosemont Ranch.

Recruitment fees for the year ended December 31, 2006 were incurred for the search for 2 positions in the Denver office and in 2005 for the search for a candidate for the President and CEO’s position. In 2006 the Company hired Mr. Mark Stevens as Chief Project Geologist as well as an executive assistant for the Denver office using the services of a recruitment agency. In 2005 the Company hired Mr. Gil Clausen as President and CEO using such services.

A decrease in office and sundry of $168,897 in 2006 reflects the absence of certain one time charges incurred in 2005.

The increase in interest income to $631,509 during the period resulted from the substantial increase in bank balances and short-term investments resulting from the equity funds raised in March 2006.

Debt issue costs of $272,796 relate to costs incurred on the issuance of the convertible debenture in June 2005, one-half of which was repaid on December 1, 2005 ($3,000,000) and the remainder on June 1, 2006. In 2005, the December repayment included the issuance of shares at a discount, which resulted in the recognition of a loss of $390,000.

Interest and finance charges to December 31, 2006 are $801,338 compared with $1,996,415 in the prior year. The 2006 amount is comprised of $795,968 of accretion interest and $5,370 of bank charges and interest. The 2005 amount is comprised of the accretion of $1,701,348 of interest expense as well as the accrual of $292,500 at 9% interest due on the convertible debenture.

Select Annual Information

		2007		2006		2005
Total revenue	$	nil	$	nil	$	nil
Total net loss		(7,979,836)		(6,659,591)		(5,337,837)
Total net loss and diluted net loss per share		(0.10)		(0.11)		(0.17)
Total assets		94,696,963		58,538,531		20,807,850
Total long-term financial liabilities		1,831,921		9,200		9,200
Cash dividends declared per share		nil		nil		nil

Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters of fiscal 2007 and 2006 are as follows:

Net loss per
share basic
	Revenue	Net loss	& diluted
Dec 2007	Nil	$ (3,134,030)	$ (0.04)
Sep 2007	Nil	$ (2,237,598)	$ (0.03)
Jun 2007	Nil	$ (1,067,324)	$ (0.01)
Mar 2007	Nil	$ (1,540,884)	$ (0.02)
Dec 2006	Nil	$ (1,242,765)	$ (0.02)
Sep 2006	Nil	$ (1,453,462)	$ (0.02)
Jun 2006	Nil	$ (2,436,883)	$ (0.04)
Mar 2006	Nil	$ (1,526,481)	$ (0.04)

Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s valuation and non-financial performance.

The Company’s working capital as at December 31, 2007 was $28,903,147 compared with working capital of $12,181,900 as at December 31, 2006, an improvement of $16,721,247. On June 19, 2007 the Company closed a non-brokered private placement of 10,719,827 common shares at $3.50 per share for gross proceeds of $37,519,934. During the second quarter 5,045,000 warrants were exercised for gross proceeds of $4,549,140.

These funds were used to acquire land for water pumping purposes ($2,749,506) and additional land parcels adjacent to the Rosemont property ($1,195,480). In addition to land and mineral property acquisitions, $13,026,037 was incurred on deferred development expenditures during the year and $1,566,400 on water rights payments for water delivered into the local aquifer to be accessed at a later date during operations. Cash used in operations totaled $3,725,705. The Company’s cash position as at December 31, 2007 was $25,586,997 compared with $9,650,980 as of December 31, 2006, an increase of $15,936,017.

The Company has $4,181,314 of current liabilities, a decrease of $1,518,852 from the prior year. The decrease relates primarily to the repayment of the note payable of US$1,500,000 ($1,601,850) included in liabilities of discontinued operations. The note was initially due on April 20, 2007 and was extended for two months at an interest rate of 10% ($24,658).

The Company has $1,831,921 due in long-term liabilities as of December 31, 2007 compared with $9,200 on December 31, 2006, the increase of $1,822,721 represents the long-term portion of a promissory note, bearing interest at 8%, for the purchase of a 53 acre parcel of land in Tucson for use as a water-well field, pump station, and a possible water recharge location. At December 31, 2007 $374,537 of the note is current.

The current obligations of the Company are expected to be funded through existing cash.

The following table lists as of December 31, 2007 information with respect to the Company’s known contractual obligations.

	Payments due by period
		Less than 1	1 -3	3 – 5	More than 5
Contractual Obligations	Total	year	years	years	years
Accounts payable and accrued liabilities (1)	$1,981,702	$1,981,702	$-	$-	$-
Notes, advances and other (2)	2,229,745	397,824	1,322,369	509,552	-
Long-lead equipment (3)	28,947,000	10,131,000	18,816,000	-	-
Operating lease obligations (4)	143,660	100,860	42,800	-	-
Total	$33,302,107	$12,611,386	$20,181,169	$509,552	$-

(1)	Represents accounts payable and accrued liabilities due within the next 12 months.
(2)

Represents amounts owed to various unrelated parties totaling $32,488. These amounts do not bear interest. Represents US$2,223,720 promissory note for the purchase of a 53 acre parcel of land south of Tucson for a well field, pump station, and as a possible water recharge location. The promissory note bears interest at 8% and requires 5 equal payments for principal and interest of US$556,945 on the February 20 anniversary date.

(3)

The Company has signed an agreement valued at approximately US$29 million with Polysius Corp. for the purchase and delivery of a SAG and two ball mills needed for the construction of the Rosemont Copper mine. The payments are spread out over a two and a half year period starting in January 2008.

(4)

Represents Glendale office rent of US $6,900 per month, under a 36 month lease agreement expiring on June, 2009 and US $2,215 per month for lodging premises in Tucson, under a 12 month lease agreement expiring between July 31, 2008 and September 30, 2008.

Capital Resources

The Company’s primary capital assets are mineral properties, which are discussed in detail in the section, Overview of Performance. The Company has entered into several option agreements, which provide for further acquisitions and exploration expenses to be incurred, however, these are option agreements and the Company is not committed to completing these expenditures.

We will require additional capital to fund our business plan. We have no revenue from operations and do not expect to generate any revenue from operations in the foreseeable future.

During the next year the Company anticipates that it will require capital for the following:

  Engineering and geological expenditures to advance the Rosemont project -$16 million.
  The purchase of land to be used for water pumping purposes including the ability to pump water into the Pima Mine Storage and Retrieval Facility to be accessed at a later time during production, including the purchase of water - $3,400,000.
  Ongoing direct administrative support of Rosemont Copper project for the year - $3,300,000.
  Ongoing administrative expenses for the Company - $3,300,000.
  Amounts will be required as deposits for long-lead time equipment. To date only one such contract has been entered into which will require 2008 payments of $10 million. As additional contracts are completed, depending on the terms and conditions negotiated, funds needed for equipment deposits could increase in 2008.

  Consulting and other fees to advance the EIS and for other permitting activities - $4,200,000.
  Exploration expenditures related to a program to expand the mineralized material resource near the Rosemont deposit - $2,100,000.

Current cash reserves are expected to last into the second quarter of 2008, based on the known expenditures detailed above we anticipate that we will require additional capital of approximately $17 million to fund these payments during the year. To the extent other contracts are negotiated for long lead time equipment that require deposits in 2008 additional funding would be required. The Company has commenced a process of discussions with various financial intermediaries with the objective to secure sufficient initial funding to cover expenditures through to the expected completion of the permitting process.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements and further support by its creditors.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

During the year ending December 31, 2007, the Company incurred expenses of $Nil (2006 - $17,500; 2005 - $30,000) for administrative services provided by a company in which a director of the Company has a 25% interest.

At December 31, 2007, $195,674 (2006 - $26,888) of accounts receivable was due from related companies, which share office space, administrative services and certain common directors with the Company. Also, included in accounts receivable at December 31, 2007 is an amount of $70,686 (2006 - $42,043) due from a company in which a director of the Company has a 25% interest. At December 31, 2007, $64,000 (2006 - $76,250) is due to the Vice President Administration of the Company for accrued salaries.

Change of Auditors

Ernst and Young LLP have been auditors since the 2005 year end.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company .

Changes in Accounting Policies including Initial Adoption

With the signing of the definitive sales agreement for DHI Minerals, subject to regulatory approvals, the Company reclassified the results of DHI Minerals and DHI Minerals US as discontinued.

Financial Instruments and Other Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The Company has no significant concentrations of credit risk.

Share Capital information

As at the date of this report the Company had an unlimited number of common shares authorized for issuance, with 88,590,061 issued and outstanding. The Company had 6,235,000 outstanding stock options with 2,779,498 vested and available for exercise. The Company also had 12,997,600 in outstanding warrants available to be exercised. From December 31, 2007 to the date of this report 350,000 options were granted to new employees of the Company, no options or warrants were exercised.

Risks and uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believe are immaterial may become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

     We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.

We have historically incurred losses as evidenced by the consolidated statements of operations contained in the Consolidated Financial Statements. We incurred losses of $7,979,836, $6,659,591 and $5,337,837 for the years ended December 31, 2007, 2006 and 2005, respectively and have accumulated losses of $30,272,946.

Our efforts to date are focused on acquiring, exploring and advancing mineral properties to a development decision. We do not anticipate that we will earn any revenue from our operations until our properties are placed into production, which is not expected to be for several years, if at all.

     We will require additional capital to fund our business plans.

As of December 31, 2007, we had a working capital of $28,903,147. We have no revenues from operations and do not expect to generate any revenues from operations in the foreseeable future. Although we anticipate the current cash balance will provide us with sufficient funding to advance the project into the second quarter of 2008, our planned activities for the year anticipate expenditures significantly in excess of our current cash reserves. We will require additional capital to fund our business activities, including exploration and development expenditures, land purchases and deposits on long lead time mining equipment. Management’s current plan, will require a minimum of approximately $17 million additional funding in 2008. We may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Such funding may not be available on commercially acceptable terms or at all. Our failure to meet our ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of our property or the loss or substantial dilution of our property interests (as existing or as proposed to be acquired).

     We have historically depended on distributions of our securities to fund our working capital and funding requirements

Historically, the principal source of funds available to us has been through the sale of common shares. During the years ended December 31, 2007, 2006 and 2005, we raised approximately $42,100,000, $47,724,000 and $11,220,000, respectively, by issuing equity securities. Additional equity financing would cause dilution to our existing shareholders.

In addition, as at December 31, 2007, we had outstanding 5,887,000 common share purchase options at an average exercise price of $1.89 and 12,997,600 purchase warrants at an average outstanding exercise price of $4.10. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada as of December 31, 2007. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for our common shares.

     We have no history of production and may never place any of our properties into production.

None of our properties are in commercial production, and we have never recorded any revenues from mining operations. We expect to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations on any of our properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

     Our exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. We are currently conducting exploration and deposit definition drilling on the Rosemont property. The success of mineral exploration is determined in part by the following factors:

  the identification of potential mineralization based on superficial analysis;

  availability of exploration permits;

  the quality of our management and our geological and technical expertise; and

  the capital available for exploration.

Substantial expenditures are required to establish or to add to existing proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

     Exploration, development and mining involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability.

     We may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of our common shares, our financial results, and our exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

     Production and cost estimates may be worse than anticipated

The decision by the Company to proceed with the development of the Rosemont mine was based on economic projections determined as part of the FS process. Included in these projections were estimates for metal production and capital and operating costs. No assurance can be given that such estimates will be achieved. Failure to achieve these production and capital and operating cost estimates or material increases in costs could have an adverse impact on Augusta’s future cash flows, profitability, results of operations and financial condition.

Augusta’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including; changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency rates.

     Litigation may adversely affect the Company’s assets

Augusta is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The current litigation involves a suit filed by ASARCO in the US Bankrupcy Court for the Southern District of Texas, Corpus Christi Division with regard to the Rosemont property. Augusta believes that it has solid grounds to defeat any ASARCO challenge to its ownership, and it is defending the matter vigorously. The results of litigation cannot be predicted with certainty. If Augusta is unable to resolve these disputes favorably, it may have a material adverse impact on Augusta’s financial performance, cash flow and results of operations.

     Title to our properties may be subject to other claims.

Although we believe we have exercised the commercially reasonable due diligence with respect to determining title to properties we own, control or have the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

     Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at our properties have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

     Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and we cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of our properties. In addition, we cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

     Government regulation may adversely affect our business and planned operations.

We believe our exploration projects currently comply with existing environmental and mining laws and regulations affecting its operations. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure you that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then we may become subject to liability for hazards that it may not be insured against or for clean up work that may not be insured.

     Our stock price is subject to volatility

During the year ended December 31, 2007, our share price ranged from $1.86 to $4.39 per share on the TSX and from US$1.65 to US$4.64 on AMEX. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables not directly related to our exploration success, including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trades, suggest the Company's shares will continue to be volatile.

     We do not insure against all risks.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

     We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

     We are dependent on our key personnel.

Our success depends on our key executives. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

     Our officers and directors may have potential conflicts of interest

Our directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which we are also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that our needs will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, it is expected that our directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

     We provide indemnity and protection to our directors and officers

Section 7 of our By-Law No.1 states in part that:

“The Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor... against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment . . ..”

Thus, we may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

     In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

     Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

Critical Accounting Policies

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. The Company has financed its capital requirements by issuing common stock, notes payable and other equity securities. There is no certainty that the Company will be able to raise the funds sufficient to support its business plan.

The preparation of financial statements in conformity with Canadian GAAP requires management to make additional estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and measurement uncertainty include the assessment of valuation impairment of the mineral properties and deferred development expenditures, the determination of the fair value allocation between debt and equity for the convertible debenture issued in June 2005 and the determination of the fair value of the stock based compensation charged to operations.

The Company follows the practice of capitalizing all costs directly related to acquisition, and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are written-off. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts shown for mineral properties and for deferred development expenditures represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

The Company followed the fair value approach in determining the allocation between the debt and equity components of the convertible debenture. With the final repayment of the obligation on June 1, 2006 the only remaining impact on the balance sheet is that the equity valuation component totalling $1,478,083 remains credited to contributed surplus. For stock based compensation (including stock options) and for the valuation of warrants issued by the Company, the Black-Scholes option pricing model is used to determine the fair value of the particular instrument. This model is subject to various assumptions including the expected life of the option and the volatility of the Company’s share price. The Company relies on historical information as the basis for these assumptions.

The Company’s functional and reporting currency is the Canadian dollar. Translations undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operation and deficit. The effect of fluctuations in exchange rates between the dates of transactions and of settlements are reflected in the statement of operation and deficit.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2007. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.